SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 09, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY- HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“SABESP”), pursuant to the provisions of Instruction 358, of January 3, 2002, of the Brazilian Securities and Exchange Commission (“CVM”), as amended, hereby informs its shareholders and the market in general that was filed at the Brazilian Association of Financial and Capital Market Entities (ANBIMA) on February 22, 2010, as set forth by CVM Instruction 471, of August 8, 2008, the request for prior analysis of the registration of the public offering of the 11th Issue of Debentures ("11th Issue”), in the amount of nine hundred million reais (R$900,000,000.00), in two series, the first series in the amount of six hundred million reais (R$600,000,000.00) with a maturity term of five (5) years and the second series in the amount of three hundred million reais (R$300,000,000.00) with a maturity term of three (3) years.

The structuring process is being conducted through a pool of financial institutions under the leadership of BB Banco de Investimento S.A. (“Lead Coordinator”), in the capacity of Lead Coordinator, also having as coordinators Caixa Econômica Federal, HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco Votorantim S.A. (jointly with the Lead Coordinator, Caixa and HSBC, “Coordinators”). The 11th Issue will be filed at CVM pursuant to CVM Instruction 400, of December 29, 2003, as amended (“CVM Instruction 400”), and CVM Instruction 480, of December 7, 2009.

In due course, a notice to the market will be published, in accordance with Article 53 of CVM Instruction 400, including information on: (i) the other characteristics of the Offering; (ii) the places for obtaining the Offering prospectus; (iii) the scheduled dates and places for disclosure of the Offering; and (iv) the conditions, procedures and date for the bookbuilding process. The Offering will commence after the respective registration is granted by CVM.

The funds obtained through the 11th Issue will be used for redemption of the 4th Issue of Promissory Notes, in the amount of nine hundred million reais (R$900,000,000.00), on the issue date.

São Paulo, February 24, 2010.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 09, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.